UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Simon Property Group, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
                         (Title of Class of Securities)

                                    828806109
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                December 31, 2001
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stichting Pensioenfonds ABP

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                 (a)   [ ]
                 (b)   [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e). [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization    The Kingdom of the Netherlands
--------------------------------------------------------------------------------
                               7     Sole Voting Power

   NUMBER OF                         10,000,000 shares of Common Stock
     SHARES                    -------------------------------------------------
  BENEFICIALLY                 8     Shared Voting Power
    OWNED BY
      EACH                           0
   REPORTING                   -------------------------------------------------
     PERSON                    9     Sole Dispositive Power
      WITH
                                     10,000,000 shares of Common Stock
                               -------------------------------------------------
                               10    Shared Dispositive Power

                                     0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         10,000,000
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   5.81%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)          EP

--------------------------------------------------------------------------------


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


Item 1.  Security and Issuer

              The class of equity securities to which this statement relates is the common stock, par value $0.0001 (the "Common Stock") of Simon Property Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, Indiana, 46204.

Item 2.  Identity and Background

              The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:

     NAME              PRINCIPAL OCCUPATION           CITIZENSHIP        BUSINESS ADDRESS
     ----              --------------------           -----------        ----------------
L.C. Brinkman          Independent Chairman of      The Netherlands      Oude Lindestraat
                       the Governing Board                               70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands
J.R. Riezencamp        First Vice Chairman of the   The Netherlands      Oude Lindestraat
                       Governing Board                                   70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands
H.J. Alberson          Secretary of the Governing   The Netherlands      Oude Lindestraat
                       Board                                             70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands
J.W.E. Neervens        Chairman of the Board of     The Netherlands      Oude Lindestraat
                       Directors                                         70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands
J.M.G. Frijns          Member of the Board of       The Netherlands      Oude Lindestraat
                       Directors                                         70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands
J.F. Maassen           Member of the Board of       The Netherlands      Oude Lindestraat
                       Directors                                         70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands
J.H.R. van de Poel     Member of the Board of       The Netherlands      Oude Lindestraat
                       Directors                                         70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands

     NAME              PRINCIPAL OCCUPATION           CITIZENSHIP        BUSINESS ADDRESS
     ----              --------------------           -----------        ----------------
J.M.G. Frijns          Chief Investment Officer /   The Netherlands      Oude Lindestraat
                       Managing Director                                 70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands
A.H. Berendsen         Managing Director            The Netherlands      Oude Lindestraat
                                                                         70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands
J. Mensonides          Managing Director            The Netherlands      Oude Lindestraat
                                                                         70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands
J. Straatman           Managing Director            The Netherlands      Oude Lindestraat
                                                                         70 6411 EJ
                                                                         Heerlen
                                                                         The Netherlands

              To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

              The funds for the purchases of Common Stock made by the Fund on the open market were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.  Purpose of Transaction

              The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

              Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

              (a) The Fund is the sole beneficial owner of 10,000,000 shares of Common Stock representing 5.81% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2001.

              (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 10,000,000 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

              (c) On November 6, 2001 the Fund bought 50,000 shares of Common Stock at a price of $27.92. On November 13, 2001 the Fund bought 50,000 shares of Common Stock at a price of $28.64. On November 13, 2001 the Fund bought 40,000 shares of Common Stock at a price of $28.55. On November 20, 2001 the Fund sold 48,815 shares of Common Stock at a price of $28.35. On November 26, 2001 the Fund bought 200,000 shares of Common Stock at a price of $28.05. On November 28, 2001 the Fund sold 122,600 shares of Common Stock at a price of $28.87. On November 30, 2001 the Fund sold 75,000 shares of Common Stock at a price of $29.05. On December 10, 2001 the Fund sold 62,800 shares of Common Stock at a price of $29.79. On December 11, 2001 the Fund sold 236,700 shares of Common Stock at a price of $29.77. On December 30, 2001, the Fund bought 97,100 shares of Common Stock at a price of $29.29.

              Except as disclosed herein, there were no transactions by the Fund in securities of the Issuer during the sixty days prior to December 31, 2001.

              (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

              (e) Not applicable.


Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

              Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

              Not applicable.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2002

                                          STICHTING PENSIOENFONDS ABP


                                          By:  /s/ R.H. Maatman
                                             -----------------------------------
                                             R.H. Maatman
                                             Authorized Signatory



                                          By:  /s/ G.M.G. van der Schaft
                                             -----------------------------------
                                             G.M.G. van der Schaft
                                             Authorized Signatory





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